UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOSTESS BRANDS, INC.

(Name of Subject Company)

HOSTESS BRANDS, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44109J106

(CUSIP Number of Class of Securities)

Jolyn J. Sebree

Senior Vice President, General Counsel and Secretary

Hostess Brands, Inc.

7905 Quivira Road

Lenexa, Kansas 66215

(816) 701-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Howard Kenny

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”), and relates to the exchange offer by SSF Holdings, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of The J. M. Smucker Company, an Ohio corporation (“Smucker”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share of Hostess Brands, Inc. and its wholly owned subsidiaries (referred to herein as the “Company,” “Hostess Brands,” “we,” “us,” and “our”).

The following amended and/or supplemented disclosures will not affect the consideration to be received by stockholders of Hostess Brands in connection with the Offer or the timing of the Offer, which will expire at one minute past 11:59 P.M. Eastern Time, November 6, 2023, unless the Offer has been extended to a subsequent date and time in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as a new paragraph immediately after the first paragraph of “Summary of Financial Analyses” (which is on page 40) in the subsection entitled “Opinion of the Financial Advisor to the Board”:

“For purposes of Morgan Stanley’s opinion and the analyses described below, and with the consent of Hostess Brands management, Morgan Stanley assumed that the merger consideration is $34.25 per share consisting of cash consideration of $30.00 per share and assumed stock consideration of $4.25 per share, based on a merger exchange ratio equal to 0.03002 of a Smucker Common Share multiplied by the closing price of Smucker Common Shares as of September 8, 2023 of $141.58.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph of the subsection entitled “Certain Hostess Brands Management Projections” (which begins on page 46 and continues onto page 47) in its entirety with the following two paragraphs:

“The Projections, while presented with numerical specificity, necessarily were based on numerous variables, assumptions and judgments, including, but not limited to, those relating to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to Hostess Brands’ business, all of which are difficult to predict and many of which are beyond Hostess Brands’ control. The projected increases in annual revenue were based on Hostess Brands management’s assumptions with respect to sales volume and pricing. The Projections assume a slight decrease in sales volume in 2023, followed by an increase of approximately 6% in 2024, with smaller mid-single digit increases each subsequent year resulting from innovation, advertising, revenue growth management initiatives and execution. The Projections also assume modest price increases to partially offset inflation. Projected increases in gross profit assume 1% annual inflation with respect to cost of goods sold in 2024 with a step up to 2% in 2025 and 3% in 2026 and beyond and higher costs associated with the increase in production in the new Arkadelphia, Arkansas facility in 2024. With respect to selling, general and administrative costs, or SG&A costs, the Projections assume approximately $17 million in incremental advertising and marketing costs in 2024, followed by approximately $13 million incremental for each year thereafter; selling expenses of approximately 2.9% of net revenue; and 3.0% annual inflation of general and administrative costs. Projected free cash flow assumes capital expenditures return to levels more in line with historical levels by 2025.

The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such forecasts by their nature become less predictive with each successive year. The assumptions also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and should not be relied on as such. None of Hostess Brands, Smucker, Purchaser, any of their respective affiliates, financial advisors or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the end of the second paragraph of “United States Antitrust Compliance” (which is on page 57) in the subsection entitled “Regulatory Approvals”:

“The waiting period applicable to the Offer and the Merger under the HSR Act expired effective October 23, 2023 at 11:59 P.M., New York City Time. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph under “Canada Antitrust Compliance” (which is on page 58) in the subsection entitled “Regulatory Approvals”:

“The waiting period applicable to the Offer and the Merger under the Competition Act expired effective October 23, 2023 at 11:59 P.M., New York City Time. Accordingly, the condition to the Offer relating to the expiration or termination of the Competition Act waiting period has been satisfied. The condition to the Offer relating to confirmation that the Commissioner does not intend to challenge the Offer and the Merger remains outstanding.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs under a new subsection entitled “Legal Proceedings” (beginning on page 60):

“(h) Legal Proceedings

As of October 23, 2023, the following five complaints have been filed by purported stockholders of Hostess Brands:

•

On October 12, 2023, a purported stockholder named James Walsh filed a complaint against Hostess Brands and the members of the Board in the United States District Court for the District of Delaware, captioned Walsh v. Hostess Brands, Inc., et al., Case 1:23-cv-01142-UNA (the “First Complaint”);

•

On October 12, 2023, a purported stockholder named Ryan O’Dell filed a complaint against Hostess Brands and the members of the Board in the United States District Court for the Southern District of New York, captioned O’Dell v. Hostess Brands, Inc., et al., Case 1:23-cv-08972 (the “Second Complaint”);

•

On October 17, 2023, a purported stockholder named Elaine Wang filed a complaint against Hostess Brands and the members of the Board in the United States District Court for the Southern District of New York, captioned Wang v. Hostess Brands, Inc., et al., Case 1:23-cv-09119 (the “Third Complaint”);

•

On October 19, 2023, a purported stockholder named Brian Dixon filed a complaint against Hostess Brands and the members of the Board in the United States District Court for the District of Delaware, captioned Dixon v. Hostess Brands, Inc., et al., Case 1:23-cv-01176-UNA (the “Fourth Complaint,” together with the First Complaint, Second Complaint, and Third Complaint, the “Federal Complaints”); and

•

On October 20, 2023, a purported stockholder named Dean Drulias filed a complaint against Hostess Brands, the members of the Board, and Smucker in the District Court of Johnson County, Kansas Civil Court Department, captioned Drulias v. Hostess Brands, Inc., et al., Case 23CV05685 Div4 (the “State Complaint” and, together with the Federal Complaints, the “Offer Litigation”).

The Federal Complaints allege, among other things, that the defendants violated Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9. The Federal Complaints further allege that such omissions and misrepresentations rendered the Schedule 14D-9 materially incomplete, false, and/or misleading. The State Complaint asserts, among other things, (a) a claim against Smucker for violation of the Kansas Uniform Securities Act, and (b) claims against Hostess Brands, the members of its Board, and Smucker under Kansas common law for (i) negligent misrepresentation and concealment and (ii) negligence. The State Complaint further alleges that the Schedule 14D-9 and the Offer to Exchange are deceptive because they omit material facts which render them incomplete and misleading.

As of October 23, 2023, Hostess Brands had also received certain stockholder demand letters (collectively, the “Demand Letters”), which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Hostess Brands and Smucker believe that the allegations and claims asserted in the Offer Litigation and Demand Letters are without merit.

Hostess Brands and Smucker may receive additional demand letters, and/or additional complaints may be filed against Hostess Brands, the Board, Smucker, and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO, and the Schedule 14D-9. If such additional demand letters are received and/or such additional complaints are filed, absent new or different allegations that are material, Hostess Brands will not necessarily announce such additional demands and/or complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2023	Hostess Brands, Inc.

	By:	/s/ Andrew P. Callahan
Name: Andrew P. Callahan
Title: President and Chief Executive Officer